Sharing Economy International Inc.

No. 9 Yanyu Middle Road

Qianzhou Village, Huishan District, Wuxi City

Jiangsu Province

People’s Republic of China

August 13, 2019

VIA E-MAIL ATTACHMENT

Thomas Jones, Esq.

Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: Sharing Economy International Inc., a Nevada corporation

Dear Mr. Jones:

We confirm that the Law Office of Thomas E. Puzzo, PLLC, acts as U.S. corporate and securities counsel to Sharing Economy International Inc., a Nevada corporation (the “Company”). You made direct any communications regarding the Company to Thomas Puzzo, Esq., of LOTEP, at tpuzzopuzzo@msn.com. Please contact Mr. Puzzo at (206) 522-2256 with any questions or comments.

          Very truly yours,

          SHARING ECONOMY INTERNATIONAL INC.

          /s/ Lau Ping Kee

          Lau Ping Kee

          Executive Director